Filed by EpiCept Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and Deemed Filed Pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934
                                    Subject Company: Maxim Pharmaceuticals, Inc.
                                                   Commission File No. 001-14430



[EPICEPT CORPORATION LOGO]


CONTACTS:

EPICEPT CORPORATION
ROBERT W. COOK
CHIEF FINANCIAL OFFICER
(201) 894-8980

FEINSTEIN KEAN HEALTHCARE
LEV JANASHVILI
(617) 577-8110



        EPICEPT CORPORATION RECEIVES U.S. PHASE II MILESTONE PAYMENT FROM
         ADOLOR CORPORATION FOR LIDOPAIN(R) SP (STERILE LIDOCAINE PATCH)


ENGLEWOOD CLIFFS, NJ - (September 26, 2005) - EpiCept Corporation announced today that it has received a milestone payment from Adolor Corporation (Nasdaq:
ADLR) in connection with Adolor's initiation of a U.S. Phase II trial of a sterile lidocaine patch trademarked by EpiCept as LidoPAIN(R) SP, a product candidate for the treatment of post-surgical incisional pain. Adolor has announced top-line results from the Phase II trial are targeted for the first half of 2006.

In July 2003, EpiCept licensed North American rights for its LidoPAIN SP (sterile lidocaine patch) to Adolor. Under the agreement, Adolor is responsible for conducting clinical trials, managing the approval process and, upon receipt of marketing approval, commercializing the product in North America.

"If LidoPAIN SP is approved, we believe that it will be the first sterile prescription analgesic patch on the market," said Jack Talley, CEO of EpiCept. "LidoPAIN SP may also reduce the need for systemically-delivered narcotic analgesics and NSAIDs. The initiation of the Phase II study by Adolor marks an important milestone in the advancement of our pipeline in the U.S."

EpiCept is currently conducting its own pivotal scale Phase III trial of LidoPAIN SP in Europe. The clinical trial is a randomized, double-blind, placebo-controlled trial in which at least 450 patients who underwent hernia repair will receive a LidoPAIN SP patch or placebo patch for 48 hours. The primary endpoint is self-assessed pain intensity at various times from four to 24 hours.

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About EpiCept Corporation

EpiCept Corporation is a specialty pharmaceutical company focused on the development and commercialization of topically delivered prescription pain management therapeutics. EpiCept has six products in clinical development for the treatment of various types of pain: three are ready to enter, or have entered, pivotal Phase IIb or Phase III clinical trials.

On September 6, 2005, EpiCept announced that it has entered into a definitive merger agreement with Maxim Pharmaceuticals, Inc. (Nasdaq: MAXM, SSE: MAXM), a biopharmaceutical company dedicated to developing innovative cancer therapeutics. The transaction is anticipated to close during the fourth quarter of 2005 and is contingent upon approval by Maxim shareholders and other customary conditions.

The newly merged company, which will be called EpiCept Corporation, combines a product portfolio of pain therapies with the potential of a late-stage cancer product and biopharmaceutical discovery capabilities for apoptosis inducers and inhibitors being designed to address unmet medical needs in the areas of oncology and degenerative diseases. Upon the closing of the transaction, the company expects to trade on the Nasdaq National Market system as well as the OM Stockholm Exchange under the symbol "EPCT."

In connection with the proposed merger, Maxim and EpiCept will file a registration statement that contains a proxy statement/prospectus with the Securities and Exchange Commission. SHAREHOLDERS OF MAXIM AND OTHER INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS) REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Maxim's shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Maxim and EpiCept, without charge, at the SEC`s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge by directing a request to Maxim Pharmaceuticals, 8899 University Center Lane, Suite 400, San Diego, CA 92122, Attention: Investor Relations, Telephone: 858-453-4040.

Maxim and its directors and executive officers and EpiCept and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Maxim in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the proxy statement/prospectus of Maxim and EpiCept referred to above. Additional information regarding the directors and executive officers of Maxim is also included in Maxim's proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on January 19, 2005. Additional information regarding the directors and executive officers of EpiCept is also included in EpiCept's registration statement on Form S-1, which was filed with the SEC on April 18, 2005. These documents are available free of charge at the SEC's web site (http://www.sec.gov) and from Investor Relations at Maxim at the address described above.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Details on the transaction are available at http://www.EpiCept.com.

Forward-Looking Statements

This press release contains certain forward-looking statements that involve risks and uncertainties that could cause actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Such forward-looking statements include statements regarding the proposed transaction, the efficacy, safety, and intended utilization of LidoPAIN SP and other product candidates, the conduct and results of future clinical trials, and plans regarding regulatory filings, future research and clinical trials and plans regarding partnering activities. Factors that may cause actual results to differ materially include the risk that EpiCept and Maxim may not be able to complete the proposed transaction, the risk that product candidates, including LidoPAIN SP, that appeared promising in early research and clinical trials do not demonstrate safety and/or efficacy in larger-scale or later clinical trials, the risk that EpiCept will not obtain approval to market its products, the risks associated with reliance on outside financing to meet capital requirements and the risks associated with reliance on collaborative partners, including Adolor, for further clinical trials, development and commercialization of product candidates. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking.